INVEST IN **META-BRAIN LABS**

Neurotech-enabled hyper-learning builds mental fitness, improving performance.



metabrainlabs.com Bellevue Washington

Technology | Hardware | Ecommerce | Consumer Goods | Retail

LEAD INVESTOR

Thomas N Hawes Hunden Co-Owner, The DevCo Family of Companies

It is my privilege to be the lead investor in Meta-Brain Labs. The method that Alexandrea has developed is tremendously valuable and it's like nothing else that I am aware of. When we get tripped up by our negative self-talk, when we're under pressure and under stress, this method and technology helps us get out of our own way and I've found that to be tremendously effective. I am investing because I'm very optimistic about Alexandrea, the team she has put together, the methodology that she has developed, the software and interface that is developed. I am very confident in this venture and that is why I decided to get on board in a big way.

Invested $50,000 this round & $15,000 previously

Highlights

1. New category of neurotech helps golfers discover & overcome unconscious mental barriers permanently.
2. Pilot tests showed marked & permanent improvements in performance & confidence, often in 2-3 weeks.
3. $84B US Golf Market (2021). 40M played (2022), +6.6%. Performance-minded players spend $6-$14K/year.
4. Golf-tech accelerating with the global sports-tech boom. $18.3-$65.6B (14% CAGR 2021-2031).
5. Patent apps. submitted. Entrepreneurial team skilled in execution getting ready for Q2 2023 launch.
6. More scalable "brain sports" & enterprise/home apps being developed on our SW platform. AI coming.
7. Be part of a science-backed mission boldly intent on helping people perform and live more powerfully
8. We're a company today with the know-how to become a trusted and market-leading brand.

Our Team



Alexandrea Day CEO & Founder

Combining 2 extensive careers in therapy & tech to create software that helps people tap into their unconscious mind to modify limiting beliefs.



Mark Audino Chief Marketing & Business Development Officer

Former Chief Strategist at an AI disruptor, CMO at RSM, and V.P. at Xerox. Reversed a multi-million-dollar category loss & displaced the #1 competitor with a 23-point Year 1 share gain & reached $1B in revenue faster than Nike & Microsoft reached $1B.



Adrian Bubela Technical Director

20-year career specializing in AI. Founded several SW development companies designing custom healthcare, education, & business solutions including financial markets forecasting. Created a private investment fund that uses his algotrading developments.



Dr. Sue Shapcott Research Director

Quantitative researcher focused on the underlying motivations that drive and/or optimize behavior, including golf performance research.

Pitch



Meta-Brain
LABS


SportsTech that optimizes mental performance.
Introducing:
Meta-Brain GOLF


Problem: Peak athletic performance is blocked by self-defeating thoughts
The mental dimension of golf determines outcome, not just athletic ability
"What just happened? I know how to do this, but I came up short!"
Meta-Brain GOLF


"Golf is 90% mental, 10% physical
– Jack Nicklaus
Solution: Meta-Brain Golf unblocks athletic ability with breakthrough mental fitness tech
Meta-Brain Golf eliminates the cause of self-defeating thoughts
Scientifically proven. Measurable. Permanent.
Meta-Brain GOLF


How it Works
Meta-Brain GOLF
Reversal
Golfers replace self-defeating perceptions that impede performance
Reinforcement
In-App reminders ensure positive outcomes are permanent
Discovery
Brainwave-informed Q&A Chatbot identifies unconscious perceptions that elicit self-defeating thoughts
Research reveals: 85% of putts are short – Why?
Defeating Thought: "I'm afraid of putting long."
Reverse to: "I putt to the hole."


Brainwave Analysis Validates Process (Patent-Pending)
Meta-Brain GOLF
Mental awareness / change tool.
Brainwaves
Meta-Brain Platform
Bluetooth
APP
Brainwave analysis occurs when a golfer is answering ChatBot questions, measuring for valid, invalid, or inconclusive
Process is performed in a quiet setting, not on the golf course.


U.S. Golf is BIG: $84b in 2021
29,000 PGA of America Pros
15,500 NCAA golf student athletes
2,500+ NCAA golf coaches
5,700+ Independent instructors


40 Million U.S. golfers
Performance-minded players spend $6,000 - $14,000/ year
GolfTech accelerating with the global SportsTech boom. $18.3 - $65.6 Billion (14% CAGR 2021-2031)


Go-to-Market Plan
Sponsorships
Channel Programs
Industry Events
Golf Experiences
Affinity Marketing
Golf Coach Certification
March Orlando April San Diego
SEO & Demand Generation
Strategic Partnerships
BLAST Golf Club Sensors
PR / Social Media / Podcasts
Influencer Marketing
Meta-Brain GOLF


SaaS Business Model
Revenue by Type ($m)
$50.0
$40.0
$30.0
$20.0
$10.0
$-
2022
2023
2024
2025
2026
$3.1
$20.0
$32.6
$42.7
One-Time
Subscription
$750
Upfront Unit Price (headset & app)
$100
Annual Renewal Price
40%
Net Margin
Assumptions:
Build schedule and platform bandwidth support up to 10,000 users (model estimates ~$4,000 users in 2023)
platform structure to support forecasted growth (2024: 24k users, 2025: 43k users; 2026: 63k users)
Forward-looking financials are projections
Meta-Brain GOLF

Forward-looking financials are projections and not guaranteed.


Competitive Landscape

Attributes	Meta-Brain Golf	FocusBand	NeurOptimal	Golf Guru
Brain Wave Diagnostic	✓	✓	✓	X
Increases Mental Awareness	✓	✓	✓	✓
Addresses "Cause" of Mental Barrier	✓	X	X	X
Chatbot Guided Session	✓	X	X	X
Self-assessment / Self-change App	✓	X	X	X


Traction

Sales Pipeline: $227K+

Opportunities

Name	Business Unit	Description	Value	Status
A Woman's Concern	Meta-Brain Leader	Leadership training sessions for 1 executive	$350	Closed
Viccity Group	Meta-Brain Leader	Leadership training sessions for 3 executives	$2,250	Closed
Spring 2023 Golf Pilot	Meta-Brain Golf	13 high-level golf instructors selling through to their students/clients (avg. 5 each)	$50,000	Pilot launching Feb 2023
Coach Training & Certification	Meta-Brain Labs	Two certifications are scheduled for Spring 2023	$175,000	Currently booking Sessions
Goble Group	Meta-Brain Leader	In initial discussions to roll out pilot to clients with introduction into the John Maxwell organization	TBD	Full demo and pilot sizing
Lancaster Barnstormers	Meta-Brain Diamond Sports	In initial discussions with hitting coach Jeff Bianchi to develop hitting program and conduct pilot prior to 2023 season	TBD	Early discussions

Meta-Brain GOLF
IMAGEN GOLF
John Brown, PGA
PGA Master Professional
CHARITY GOLF
Invited


Leadership Team
Meta-Brain GOLF
META-BRAIN
Alexandrea Day
Founder, CEO, NeuroTech Innovator and Author
Neuroscience innovator and behavioral research clinician with thousands of client interactions has pioneered multiple barrier-breaking initiatives that advanced societal health and human achievement. Founded the non profit, IAffirm, to address the gap between medical and mental disease treatments, measure the impact of psychosocial events that cause stress, and advise evidence-based treatment plans.
Adrian Bubela
Technical Director
Ed Krow
Chief Knowledge Officer & Spokesperson
Sue Shapcott
Research Director
Quantitative researcher focused on the underlying motivations that drive and/or optimize behavior, including golf performance research.
Mark Audino
CMO & Business Development
Mike Lauder
Chief Financial Officer
Joel Peddle
Golf Advisor & Brand Ambassador







Many Possibilities
Meta-Brain LABS
Meta-Brain SPORTS
Market Entry Q2/2023
Meta-Brain ENTERPRISE
Market Entry Q2/2023
Meta-Brain INNOVATION
Q3/2023
Meta-Brain LIVING
2024
Meta-Brain GOLF
Golf Pilots underway
Meta-Brain LABS
First pilot completed



Offering & Use of Funds
Meta-Brain GOLF
Investment in Meta-Brain Labs will be used to launch Meta-Brain Golf first, followed by multiple product lines.
Raising $1.235M via SAFE note; $9MM valuation cap
Scientific Research & Innovation (10%)
WeFunder Fees Investor Perks & Loan Repayment (12%)
Platform & Mobile App Development (40%)
Core Infastructure (15%)
Sales & Marketing (23%)
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Investing Perks
Meta-Brain GOLF
Earn Perks When Investing
$500
Golf balls
Ball markers
Tees
Hat
Founder's book
$1,000
All previous tier items +
Golf shirt
$2,500
All previous tier items +
Set of 3 clubhead covers
Headset
for 1 year
$5,000
All previous tier items +
$10,000
All previous tier items +
Citizen Scientist Advisory Board
Citizen Scientist
Advisory Board



Meta-Brain LABS
Alexandrea Day, Founder
Seattle, WA
Alexandrea@metabrainlabs.com